UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

14047765

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Benedetto, Gartland & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas, 16th Floor
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mayme Tong **(212) 424-9708**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 3/24/14

OATH OR AFFIRMATION

I, Mayme Tong , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benedetto, Gartland & Company, Inc. ,as of **December 31,2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JUDITH A. MICELI
Notary Public, State Of New York
No.01MI4863689
Qualified In New York County
Commission Expires May 27, 20 14

M. Tong
Signature

CFO
Title

Judith A. Miceli
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Benedetto, Gartland & Company, Inc. as at December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2014

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 136,590

STOCKHOLDER'S EQUITY

Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	4,093,945
(Deficit)	(3,957,356)
Total stockholder's equity	$ 136,590

The notes to the statement of financial condition are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2013

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services. The Company, which was formed as part of a reorganization of the Parent, is a wholly owned subsidiary of Benedetto, Gartland Group, Inc. (the "Parent"). The Company was incorporated on November 26, 2002 and commenced operations on December 23, 2002.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying statement of financial condition has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

FEES RECEIVABLE - Fees receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The Company's estimate of the allowance for doubtful accounts is based upon historical experience, its evaluation of the status of receivables, and unusual circumstances, if any. Fees considered uncollectible are charged against the allowance.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City. The results of the operations of the Company are included in the consolidated income tax returns filed by the Parent (the "Consolidated Tax Group"). The tax provision of the Consolidated Tax Group, if any, is allocated to the Company on a basis consistent with that outlined in Related Party Transactions and is not a representation of the Company filing a separate tax return.

CASH AND CASH EQUIVALENTS - The Company considers its short-term money market fund investments to be cash equivalents.

(Continued)

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are conducted with counterparties which include private equity funds. In the event these counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2013 and for the year then ended, the Company had no fees receivable or investment banking fees revenue. Advisory fees revenue was from four such counterparties, of which 90% is from one counterparty.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2013, the Company had net capital of $136,590 which exceeded the minimum net capital requirement of $5,000 by $131,590 and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1.

STOCKHOLDER'S EQUITY:

During the period the Parent forgave $2,502,277 of net expenses allocated to the Company pursuant to a service agreement (see Related Party Transactions). This forgiveness was treated as a deemed capital contribution and is recorded in additional paid-in-capital.

RELATED PARTY TRANSACTIONS:

The Company and the Parent entered into a Service Agreement dated November 27, 2002 and amended October 1, 2005. Pursuant to this agreement, the Parent charges the Company its share of expenses related to the conduct of the Company's business. These expenses include rent, utilities, depreciation, salaries, bonuses, taxes, legal and professional fees and other expenses as defined in the Service Agreement. The Company's share of these net expenses for the year ended December 31, 2013 was $2,502,277.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2013, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the statement of financial condition or disclosure is February 26, 2014, which is the date on which the statement of financial condition was available to be issued.

Subject to FINRA approval, the Parent plans to sell the Company and certain related assets to a current shareholder of the Parent for $1 plus such non-cash consideration as the Parent's Board of Directors at the time of the sale deems adequate, with the Parent's officers authorized to take such actions as are necessary to implement the foregoing provided, however, that such transaction take place no later than June 30, 2014 unless further delay is approved by the Parent's then shareholders.

BENEDETTO, GARTLAND & COMPANY, INC.

REPORT PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Benedetto, Gartland & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas, 16th Floor
(No. and Street)

New York (City) **New York** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mayme Tong **(212) 424-9708**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

'NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

'arkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

60 Park Avenue \ddress) **New York** (City) **New York** (State) **10022** (Zip Code)

HECK ONE:
- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

'laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be upported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Mayme Tong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benedetto, Gartland & Company, Inc., as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH A. MICELI
Notary Public, State Of New York
No.01MI4860689
Qualified In New York County
Commission Expires May 27, 2014

M. Tong
Signature

CFO
Title

Judith A. Miceli
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2013, which were agreed to by Benedetto, Gartland & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Benedetto, Gartland & Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. Benedetto, Gartland & Company, Inc.'s management is responsible for Benedetto, Gartland & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ending December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2014

BENEDETTTO, GARTLAND & COMPANY, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT
SIPC-6 general assessment for the first half of year ended December 31, 2013...........	July 15, 2013	$ 6,825	
SIPC-7 general assessment for the year ended December 31, 2013....................	January 23, 2014	337	$ 7,162
		$ 7,162	$ 7,162

See the accompanying Independent Accountant's Report.